UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AVX CORPORATION

(Name of Subject Company)

AVX CORPORATION

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

002444107

(CUSIP Number of Class of Securities)

Michael E. Hufnagel

Senior Vice President, Chief Financial Officer, and Treasurer

1 AVX Boulevard

Fountain Inn, South Carolina 29644

(864) 967-2150

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
David A. Katz Jenna E. Levine Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Dennis O. Garris Rebecca R. Valentino Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on March 2, 2020 with the U.S. Securities and Exchange Commission (the “SEC”) by AVX Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Arch Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Kyocera Corporation, a joint stock corporation incorporated under the laws of Japan (“Parent”), to acquire all of the outstanding Shares that Parent does not already own at an offer price of $21.75 per Share, net to the seller in cash without interest (the “Offer Price”), and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on March 2, 2020, as amended or supplemented from time to time, which contains as exhibits the Offer to Purchase and Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is amended or supplemented to the extent specifically provided in this Amendment No. 1. Capitalized terms used in this Amendment No. 1 and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment No. 1 refer to the Schedule 14D-9.

Item 1.	SUBJECT COMPANY INFORMATION

Item 1 of the Schedule 14D-9 is amended and supplemented by adding the following to the end of the disclosure in Item 1:

The following table sets forth information about Shares purchased by the Company during the past two years under the Company’s publicly announced stock repurchase program or withheld by the Company in connection with the exercise or vesting of stock options, restricted stock and restricted stock units granted by the Company.

	Amount of Securities Purchased	Range of Prices Paid	Average Price Paid Per Share
Quarter ended June 2018 (1st Quarter Fiscal 2019)	55,000	$14.65 - $14.91	$14.74

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is amended and supplemented as follows:

The disclosure set forth under the heading “Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Executive Officers” is replaced with the following:

Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Executive Officers

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer.

The following table sets forth (1) the number of Shares beneficially owned as of February 17, 2020, by each of the Company’s executive officers and directors (which, for clarity, excludes Shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units) and (2) the aggregate cash proceeds that would be received by each of the Company’s executive officers and directors upon tender of such Shares into the Offer or upon exchange of such Shares in the Merger, based on an Offer Price of $21.75 per Share.

	Number of Shares (#)	Proceeds to be Received Upon Tender of Exchange of Shares ($)
Executive Officers:
John Sarvis	23,101	502,447
Michael Hufnagel	4,434	96,440
Evan Slavitt	14,234	309,590
John Lawing	14,101	306,697
Willing King	24,363	529,895
Martin McGuigan	0	0
Eric Pratt	7,708	167,649
Alex Schenkel	8,673	188,638
Jeffrey Schmersal	14,951	325,184
Karen Smith	2,533	55,093
Steven Sturgeon	16,561	360,202
Directors:
David A. Decenzo	1,874	40,760
Koichi Kano	2,332	50,721
Hideo Tanimoto	2,275	49,481
Donald B. Christiansen	1,874	40,760
Shoichi Aoki	3,498	76,082
Hiroshi Fure	2,275	49,481
Goro Yamaguchi	3,498	76,082
John Ballato	0	0

If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

(1)     The first paragraph under the heading “Background of the Offer and the Merger” is replaced with the following:

“The information set forth below regarding Parent or Purchaser not involving the Company and/or the Company’s Board and/or the Special Committee or any of their respective representatives was provided by Parent and Purchaser.”

(2)    The ninth bullet point in the second paragraph under the heading “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is replaced with the following:

•

“the oral opinion of Centerview, which was subsequently confirmed by delivery of a written opinion, dated February 19, 2020, to the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be paid to the holders of Shares (other than the Specified Shares, as defined under “Opinion of the Special Committee’s Financial Advisor” in Item 4) pursuant to the Merger Agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein (as more fully described under “Opinion of the Special Committee’s Financial Advisor” in Item 4), and which analyses and conclusions are expressly adopted by the Special Committee;”

(3)    The seventh paragraph under the heading “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is replaced with the following:

“In addition, the Special Committee did not seek to establish a pre-Merger going concern value for the Company as such. Rather, the Special Committee believed that the financial analyses presented by Centerview, as more fully summarized below under the caption “Opinion of the Special Committee’s Financial Advisor” in Item 4, on which the Special Committee relied in making its recommendation to the Board and which analyses the Special Committee expressly adopts as its own, represented potential valuations of the Company as it continues to operate its business, and, to that extent, the Special Committee collectively characterized such analyses as forms of going concern valuations. The Special Committee considered each of the analyses performed by Centerview in the context of the fairness opinion provided by Centerview as well as various additional factors, as discussed above, and expressly adopts Centerview’s analyses regarding the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares (other than the Specified Shares) pursuant to the Merger Agreement as its own. Furthermore, the Board reviewed and considered the analyses performed by the Special Committee and the Special Committee’s conclusion regarding the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares (other than the Specified Shares) pursuant to the Merger Agreement and expressly adopts such analyses and conclusion as its own.”

(4)    The fifth and sixth paragraphs under the heading “Summary of Centerview Financial Analysis—Selected Public Company Analysis” are replaced with the following:

“Based on the foregoing analysis, including the observed multiples noted above for the selected companies, and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a range of multiples for the Company of EV to NTM Adjusted EBITDA of 7.5x to 10.5x and a range of multiples of share price to Adjusted EPS of 15.0x to 20.0x. In selecting these ranges of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied the range of multiples of EV to NTM Adjusted EBITDA of 7.5x to 10.5x to the Company’s estimated Adjusted EBITDA for the calendar year 2020 of $293 million derived from the Internal Data, to derive a range of implied enterprise values for the Company of $2,197 million to $3,076 million. Centerview subtracted from the lower and upper ends of the foregoing range the face value of the Company’s net debt of $(753) million as of December 31, 2019 (comprised of $753 million of cash and no debt) as set forth in the Internal Data to derive a range of implied equity values for the Company of $2,950 million to $3,829 million. Centerview then divided these implied equity values by the number of fully-diluted outstanding Shares as of February 13, 2020 as set forth in the Internal Data (equal to 169.2 million common shares, 0.4 million restricted shares, and 0.6 million options outstanding with a weighted average exercise price of $13.24 (using treasury stock method)) to derive a range of implied values per Share of approximately $17.35 to $22.55, rounded to the nearest $0.05. Centerview also applied the range of multiples of share price to NTM Adjusted EPS of 15.0x to 20.0x to the Company’s Adjusted EPS for the calendar year 2020 of $0.93 derived from the Internal Data, which resulted in a range of implied values per Share of approximately $13.95 to $18.60, rounded to the nearest $0.05. Centerview compared such ranges to the consideration of $21.75 per Share to be paid to the holders of Shares (other than the Specified Shares) pursuant to the Merger Agreement.”

(5)    The fifth paragraph under the heading “Summary of Centerview Financial Analysis—Selected Precedent Transactions Analysis” is replaced with the following:

“Based on its analysis, including the observed multiples noted above for the selected transactions, and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a range of multiples of EV to LTM Adjusted EBITDA of 8.0x to 12.0x derived from the target companies in the selected precedent transactions. In selecting this range of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of the Company and the target companies included in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or the Company in order to provide a context in which to consider the results of the quantitative analysis. Centerview applied this range to the Company’s Adjusted EBITDA of $290 million for the calendar year ended December 31, 2019 based on the Internal Data, to calculate an illustrative range of implied enterprise values for the Company of $2,320 million to $3,480 million. Centerview subtracted from the lower and upper ends of the foregoing range the face value of the Company’s net debt of $(753) million as of December 31, 2019 (comprised of $753 million of cash and no debt) as set forth in the Internal Data to derive a range of implied equity values for the Company of $3,073 million to $4,233 million. Centerview then divided these implied equity values by the number of fully-diluted outstanding Shares as of February 13, 2020 as set forth in the Internal Data (equal to 169.2 million common shares, 0.4 million restricted shares, and 0.6 million options outstanding with a weighted average exercise price of $13.24 (using treasury stock method)) to derive an implied per share equity value range for the Shares of approximately $18.10 to $24.90, rounded to the nearest $0.05. Centerview compared such range to the consideration of $21.75 per Share to be paid to the holders of Shares (other than the Specified Shares) pursuant to the Merger Agreement.”

(6)    The first and second paragraphs under the heading “Summary of Centerview Financial Analysis—Discounted Cash Flow Analysis” are replaced with the following:

“Discounted Cash Flow Analysis. Centerview performed a discounted cash flow analysis of the Company based on the Forecasts (See “—Projected Financial Information” under this “Item 4. The Solicitation or Recommendation”). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of implied per share equity values for the Company by discounting to present value as of December 31, 2019 (using discount rates of 10.0%, 11.0% and 12.0%, reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and the mid-year convention: (i) the forecasted fully taxed unlevered free cash flows of the Company based on the Forecasts over the period beginning April 1, 2019 and ending on March 31, 2025 (See “—Projected Financial Information” under this “Item 4. The Solicitation or Recommendation”) and (ii) a range of implied terminal values of the Company at the end of the forecast period shown in the Forecasts, estimated by Centerview by applying perpetuity growth rates to the Company’s fully-taxed unlevered free cash flows for the terminal year ranging from 3.0% to 4.0%. The range of perpetuity growth rates was estimated by Centerview utilizing its professional judgment and experience, taking into account market expectations regarding long-term real growth of gross domestic product and inflation as well as the Company’s long-term expected growth based on the Forecasts.”

(7)    The disclosure set forth under the heading “Opinion of The Special Committee’s Financial Advisor—Other Presentations by Centerview” is replaced with the following:

“Other Presentations by Centerview

In addition to the presentation made to the Special Committee on February 19, 2020, which has been filed with the SEC as an exhibit to the Schedule 13E-3 and as described in “Special Factors—Opinion of the Special Committee’s Financial Advisor,” copies of preliminary illustrative presentations presented or delivered by Centerview to the Special Committee on January 8, 2020, January 16, 2020 and January 25, 2020 containing preliminary illustrative financial analyses also are attached as exhibits to such Schedule 13E-3. A summary of these preliminary illustrative presentations is provided below. The following summary, however, does not purport to be a complete description of these preliminary illustrative presentations or of the preliminary financial analyses performed by Centerview.

•

The preliminary illustrative presentation presented or delivered by Centerview to the Special Committee on January 8, 2020, filed as exhibit (c)(3) to the Schedule 13E-3, contains, among other information, (i) observations and perspectives on the Company’s historical and projected financial performance and (ii) a preliminary financial analysis of Parent’s initial offer of $19.50 in cash per Share.

•

The preliminary illustrative presentation presented or delivered by Centerview to the Special Committee on January 16, 2020, filed as exhibit (c)(4) to the Schedule 13E-3, contains, among other information, (i) an overview of the Special Committee’s response to Parent’s initial offer of $19.50 in cash per Share and (ii) a preliminary financial analysis of Parent’s revised offer of $20.50 in cash per Share.

•	The preliminary illustrative presentation presented or delivered by Centerview to the Special

Committee on January 25, 2020, filed as exhibit (c)(5) to the Schedule 13E-3, contains, among other information, a preliminary financial analysis of Parent’s second revised offer of $21.00 in cash per Share.

None of these other preliminary illustrative presentations by Centerview, alone or together, constitute, or form the basis of, an opinion of Centerview with respect to the consideration payable under the Merger Agreement, and the preliminary illustrative financial analyses therein were based on economic, monetary, market and other conditions as in effect on, and the information made available to Centerview as of, the dates of the respective presentations.”

(8)	The first paragraph under the heading “Projected Financial Information” is replaced by the following:

“The Company does not, as a matter of course, make public disclosure of budgets, forecasts or projections of its expected financial performance for extended periods due to, among other things, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, the Company is including certain previously nonpublic, unaudited prospective financial information for the fiscal year ending March 31, 2020 through the fiscal year ending March 31, 2025 (collectively, the “Company Projections”) that the Company’s management provided to the Special Committee and the Board in connection with the Special Committee’s and the Board’s evaluation of the Offer and the Merger. The Company Projections also included a one-year budget prepared by the Company’s management on a consolidated basis for the Company and its subsidiaries for the fiscal year ending March 31, 2020 (the “AVX Budget”), which the Company prepares from time to time in the ordinary course of business in connection with its and Parent’s annual budgeting process. The Company Projections were prepared on a stand-alone basis and do not take into account any of the transactions, including any costs incurred in connection with the Offer, the Merger or the Transactions, or any changes to the Company’s operations or strategy that may be implemented after the completion of the Offer and the Merger. As a result, actual results likely will differ, and may differ materially, from those contained in the Company Projections. You should note that Company Projections constitute forward-looking statements. See “Forward-Looking Statements.”

(9)    The third and fourth paragraphs under the heading “Projected Financial Information” and the disclosure under the subheading “Important Information about the Company Projections” are replaced with the following:

“The information set forth below is included solely to give Company stockholders access to the Company Projections and is not included in this Schedule 14D-9 to influence any Company stockholder to tender their Shares, to decline to tender their Shares, or for any other purpose.

The following table presents the Company Projections:

	Fiscal Year ended March 31 (in millions, except per share amounts, and all amounts in USD)
	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	1,499	1,670	1,747	1,837	1,938	2,056
EBIT	146	191	225	252	291	320
Adjusted EBITDA(1)	249	308	347	372	415	444
Taxes	(31)	(40)	(47)	(53)	(61)	(67)
Net Operating Profit After Taxes	115	151	178	199	230	252
Depreciation and Amortization	100	113	118	116	119	120
Adjusted EPS(2)	0.78	0.98	1.15	1.28	1.47	1.61
Capital Expenditures	(110)	(122)	(118)	(123)	(123)	(125)
Change in Net Working Capital	(6)	104	(16)	(23)	(28)	(32)
Unlevered Free Cash Flow (3)	99	245	161	169	198	215
Cash and Cash Equivalents	762	941	1,038	1,143	1,280	1,433
Cash and Cash Equivalents per Share (4)	4	6	6	7	8	8
Debt (5)	0	0	0	0	0	0

(1)	Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization exclusive of stock-based compensation expense. Adjusted EBITDA is a non-GAAP financial measure.
(2)	Adjusted EPS means earnings per share exclusive of stock-based compensation expense. Adjusted EPS is a non-GAAP financial measure.
(3)

Unlevered Free Cash Flow means tax-affected earnings before interest and taxes after stock-based compensation expense, plus depreciation and amortization, less capital expenditures, adjusted for changes in working capital. Unlevered Free Cash Flow is a non-GAAP financial measure.

(4)	Reflects free cash flow less dividends.
(5)	Excludes operating lease liabilities.

Important Information About the Company Projections

The Company Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The Company uses certain financial measures in the Company Projections that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While the Company believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The non-GAAP financial measures used in the Company Projections were approved by the Company and the Special Committee for Centerview’s use in connection with its opinion and were relied upon by the Special Committee and the Board in connection with their consideration of the Offer, the Merger and the Merger Agreement. The SEC rules, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or a financial advisor (like the Company Projections) in connection with a proposed transaction like the Offer and the Merger if the disclosure is included in a document like this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not relied upon by Centerview for purposes of its opinion or by the Special Committee and the Board in connection with their consideration of the Offer, the Merger and the Merger Agreement. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Company Projections to the relevant GAAP financial measures. In addition, the Company Projections were not prepared with a view towards complying with GAAP, nor were they prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Company Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the entry into the Merger Agreement.

While the Company Projections are presented with numerical specificity, the Company Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond management’s control. Further, given that the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or Merger, or the failure to satisfy other conditions to completion of the Offer or the Merger, and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the ability to achieve the Company Projections may depend on, in part, whether or not the strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which the Company operates, and the risks and uncertainties described in the section of this Schedule 14D-9 titled “Forward-Looking Statements”, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Company Projections also reflect assumptions by management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

Accordingly, there can be no assurance that the Company Projections will be realized, and actual results may differ, and may differ materially, from those shown. The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Centerview, Parent, Purchaser, Daiwa / DC Advisory or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Company Projections necessarily predictive of actual future events, and the Company Projections should not be relied upon as such. None of Company, Centerview, Parent, Purchaser, Daiwa / DC Advisory or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Company Projections. None of Company, Centerview, Parent, Purchaser, Daiwa / DC Advisory or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved.

In addition, the Company Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, the Company does not intend to update or otherwise revise the Company Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2020

AVX Corporation

By:	/s/ Michael E. Hufnagel
Name:	Michael E. Hufnagel
Title:	Senior Vice President and Chief Financial Officer, Treasurer